Exhibit 99.101

Consent of Alain Mercier

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Nouveau Monde Graphite Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Annual Information Form for the year ended December 31, 2020.

By:	/s/ Alain Mercier
Alain Mercier, P. Eng.

Dated: April 6, 2021